

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

<u>Via E-mail</u>
Mark Radom
Chief Executive Officer
Graphite Corp.
1031 Railroad Street, Suite 102A
Elko, NV 89801

>   **Re: Graphite Corp.**
>   **Current Report on Form 8-K**
>   **Filed August 13, 2014**
>   **File No. 000-54336**

Dear Mr. Radom:

 We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Current Report on Form 8-K filed August 13, 2014</u>

1. We note that you have not treated the acquisition of Advance Graphene Ltd. as a change in shell company status. In this regard we note that you have not provided disclosure pursuant to Item 5.06 of Form 8-K and you relied on Items 9.01(a)(4) and (b)(2) of Form 8-K to provide financial information, which items are not available to companies that were shell companies prior to the reported transaction. However, based on your Form 10-Q for the fiscal quarter ended June 30, 2014 and your Form 10-K for the fiscal year ended December 31, 2013, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. For example, according to this Form 10-Q, we note that as of June 30, 2014 you had nominal assets consisting only of cash, you have recorded no revenues since your inception in 2007, you have had no or nominal operations in the six months ended June 30, 2014, and you state that "[t]o date the Company has no operations." In addition, we note that the shell company status of Advance Graphene Ltd. is not apparent from the information provided in the Form 8-K. Please provide us with your analysis as to why you did not treat the subject acquisition as

        a change in shell company status. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Items 2.01(f), 5.01(a)(8), 5.06, and 9.01 of Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lilyanna Peyser, Special Counsel, at 202.551.3222, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director

cc: Thomas E. Puzzo